September 17, 2009

Securities and Exchange Commission

Attn: H. Roger Schwall

100 F Street, N.E.

Washington, DC 20549

Re:	TransAtlantic Petroleum Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 28, 2009
File No. 333-160688

Dear Mr. Schwall:

TransAtlantic Petroleum Corp. (the “Company”) hereby submits the following information supplementally in response to the letter dated September 8, 2009 containing comments from the staff of the Securities and Exchange Commission (the “SEC”).

The Company hereby submits a form of revised legal opinion of Appleby to be filed as Exhibit 5.1 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-160688) (“Form S-1”) in response to the SEC’s comments. The revised legal opinion is marked to show changes (additions are in underscore and deletions are in strikethrough) from the prior version filed with the Form S-1 on August 28, 2009. In response to the SEC’s comments, the Company also submits the form of legal opinion of MacLeod Dixon LLP to be filed as Exhibit 5.2 to the Form S-1.

In addition, the Company proposes to revise the “Legal Matters” section of the Form S-1 as follows (additions in underscore):

“The validity of the common shares offered hereby under Bermuda law has been passed upon for us by Appleby. The validity of the common shares at the time of original issuance under Alberta law has been passed upon for us by MacLeod Dixon LLP.”

If the SEC finds these revisions acceptable, the Company will file an amendment to the Form S-1 incorporating the above changes.

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact me at the number below.

Very truly yours,

/s/ Jeffrey S. Mecom

Jeffrey S. Mecom

Direct Phone Number: (214) 265-4795

Direct Fax Number: (214) 265-4711

Jeff.Mecom@tapcor.com

e-mail:

jbodi@applebyglobal.com

direct dial:

Tel 441.298.3240

Fax 441.298.3398

TransAtlantic Petroleum Ltd.

Canon’s Court

22 Victoria Street

Hamilton Bermuda

~~28 August~~[    ] September 2009

Dear Sirs

TransAtlantic Petroleum Ltd. (the “Company”)

We act as legal counsel in Bermuda to the Company. The Company has requested that we provide this opinion in connection with the preparation and filing of a Registration Statement on Form S-1 (Reg. No. 333-160688) (the “Registration Statement”), with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, of 55,544,300 common shares of the Company (the “Common Shares”) as described in the Registration Statement. We are rendering this opinion as of the time the Registration Statement becomes effective in accordance with Section 8(a) of the Securities Act.

For the purposes of this opinion we have examined and relied upon the documents listed, and in some cases defined, in the Schedule to this opinion (the “Documents”) together with such other documentation as we have considered requisite to this opinion.

Assumptions

In stating our opinion we have assumed:

(a)	the authenticity, accuracy and completeness of all Documents and other documentation submitted to us as originals and the conformity to authentic original documents of all Documents and other such documentation submitted to us as certified, conformed, notarized, faxed or photostatic copies;

(b)	that each of the Documents and other such documentation which was received by electronic means is complete, intact and in conformity with the transmission as sent;

(c)	the genuineness of all signatures on the Documents;

(d)	the authority, capacity and power of each of the persons signing the Documents (other than the Company, its directors and its officers); and

(e)	that any representation, warranty or statement of fact or law, other than as to the laws of Bermuda, made in any of the Documents is true, accurate and complete.

Opinion

Based upon and subject to the foregoing and subject to the reservations set out below and to any matters not disclosed to us, we are of the opinion that the Common Shares are validly issued, fully paid, non-assessable shares of the Company.

Reservations

We have the following reservations:

(a)	We express no opinion as to any law other than Bermuda law and none of the opinions expressed herein relates to compliance with or matters governed by the laws of any jurisdiction except Bermuda. This opinion is limited to Bermuda law as applied by the Courts of Bermuda at the date hereof.

(b)	With respect to the opinion expressed above we have relied on the opinion of MacLeod Dixon LLP (the “Alberta Opinion”) solely with respect to the valid issuance and fully paid and non-assessable character under Alberta law of the Common Shares. We have made no independent verification of the matters referred to in the Alberta Opinion, and we qualify our opinion to the extent that the Alberta Opinion is incorrect in any respect.

(c)	Any reference in this opinion to shares being “non-assessable” shall mean, in relation to fully-paid shares of the Company and subject to any contrary provision in any agreement in writing between such Company and the holder of shares, that: no shareholder shall be obliged to contribute further amounts to the capital of the Company, either in order to complete payment for their shares, to satisfy claims of creditors of the Company, or otherwise; and no shareholder shall be bound by an alteration of the Memorandum of Continuance or Bye-Laws of the Company after the date on which he or she became a shareholder, if and so far as the alteration requires him to take, or subscribe for additional shares, or in any way increases his or her liability to contribute to the share capital of, or otherwise to pay money to, the Company.

Disclosure

This opinion is addressed to you in connection with the registration of the Common Shares with the Securities and Exchange Commission and is not to be made available to, or relied on by any other person or entity~~, or for any other purpose, without our prior written consent~~ (other than the ~~Selling Shareholders as defined~~selling shareholders as named in the Registration Statement~~). We consent to the filing of this opinion as an exhibit to the Registration Statement of the Company.This opinion is addressed to you solely for your benefit and is neither to be transmitted to any other person, nor relied upon by any other person or for any other purpose~~ and investors in the Common Shares), or for any other purpose, nor quoted or referred to in any public document nor filed with any governmental agency or person (other than the Securities and Exchange Commission in connection with the Registration Statement), without our prior written consent~~,~~ except as may be required by law or regulatory authority. We consent to the filing of this opinion as an exhibit to the Registration Statement of the Company.

Further, this opinion speaks as of its date and is strictly limited to the matters stated herein and we assume no obligation to review or update this opinion if applicable laws or the existing facts or circumstances should change.

This opinion is governed by and is to be construed in accordance with Bermuda law. It is given on the basis that it will not give rise to any legal proceedings with respect thereto in any jurisdiction other than Bermuda.

Yours faithfully

/s/ Appleby

SCHEDULE

1.	Certified copies of the Certificate of Continuance, Memorandum of Continuance and Bye-Laws for the Company (collectively referred to as the “Constitutional Documents”).

2.	Opinion of MacLeod Dixon LLP dated ~~20 August 2009.~~[ ] September 2009 filed as Exhibit 5.2 to the Registration Statement.

3.	Scanned copy of the Registration Statement on Form S-1 and all amendments thereto with respect to the Common Shares.

September •, 2009

TransAtlantic Petroleum Ltd.

Canon’s Court

22 Victoria Street

PO Box HM 1179

Hamilton HM EX

Bermuda

Dear Sirs:

Re:	TransAtlantic Petroleum Ltd.

We have acted as legal counsel to TransAtlantic Petroleum Corp. (“TransAtlantic”) in connection with the original issuance by TransAtlantic of 98,377,300 common shares in the capital of TransAtlantic on June 22, 2009, of which 55,544,300 common shares (the “Offered Shares”) are being registered for resale pursuant to a Registration Statement on Form S-1 (Reg. No. 333-160688) (the “Registration Statement”) under the Securities Act of 1933, as amended. On September [•], 2009, TransAtlantic continued from the Province of Alberta to Bermuda and changed its name to TransAtlantic Petroleum Ltd.

We have examined originals or copies, certified or otherwise identified to our satisfaction, of such public and corporate records, certificates, instruments and other documents and have considered such questions of law as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as copies, certified or otherwise.

The opinion expressed herein relates solely to the laws of the Province of Alberta and the federal laws of Canada applicable therein in effect on the date hereof.

Based upon the foregoing, we are of the opinion that the Offered Shares have been validly issued by TransAtlantic as fully paid and non-assessable securities of TransAtlantic.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption “Legal Matters” in the prospectus constituting part of the Registration Statement.

Sincerely,

MACLEOD DIXON LLP